Exhibit 99.3
Qiao Xing Universal Telephone, Inc. Announces Sale of Common Stock
     HUIZHOU, Guangdong, China, Nov. 2 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it has obtained a binding commitment from an investor to purchase 1,300,000 shares of its common stock at a price of $11.80 per share, for gross proceeds of $15,340,000. In addition, the investor will receive 4 year warrants to purchase up to 408,461 shares of common stock at $13.00 per share. The shares and warrants being offered are the last ones under the Company’s effective but soon-to-expire shelf registration statement previously filed with the Securities and Exchange Commission. With this last offering, the Company will have taken down from the shelf practically the total amount of the securities registered.
     The Company placed these shares directly without using a placement agent for the offering.
     The proceeds of the financing will be used for general corporate purposes, which may include, among other things, equity investments in other companies.
     This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor there any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the prospectus and the prospectus supplement can be obtained from the Company.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

All information provided in this press release is as of November 2, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
          For more information, please contact:
Rick Xiao
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.